1
     ADDENDUM NUMBER 1 TO
     TECHNOLOGY LICENSE AGREEMENT

     THIS ADDENDUM (this "Addendum") is entered into as of January __, 2002, by and between PATH 1 NETWORK TECHNOLOGIES INC., a Delaware corporation
("Licensor"), and VISIONARY SOLUTIONS, INC., a California corporation ("Licensee").

     RECITALS

     Licensor and Licensee entered into a Technology License Agreement dated December 11, 2001 (the "Agreement") and have subsequently agreed that Licensor will, in addition to its other obligations under the Agreement, provide certain engineering services to Licensee on the terms and for the additional compensation set forth in this Addendum. The parties therefore believe that it is in each of their best interests to enter into this Addendum memorializing their agreement with respect to these engineering services. Defined terms used herein shall have the same meaning as those terms set forth in the Agreement unless otherwise expressly defined herein.

     ADDENDUM

     1. Licensor hereby agrees to provide to Licensee with eight (8) hours of engineering services related to the Technology and Products ("Services") for a six (6) month period beginning on February 1, 2002 and ending on July 31, 2002 (the "Service Period"). Upon expiration of the Service Period, Licensor shall have an option to renew this Addendum for an additional period of six (6) months on the terms and conditions set forth herein. Licensee shall submit a written request for Services to Licensor at least five (5) working days prior to the date Services are requested; provided, however, that Licensor shall use its best efforts to reduce the notice period to the extent reasonably practicable.

     2. As compensation for Services to be rendered hereunder, Licensee shall pay to Licensor a fixed fee of Eighteen Hundred U.S. Dollars (US$1,800) per month on the first day of each calendar month during the Service Period. Additional Services requested over and above the reserved hours will be billed at a rate of Two Hundred Fifty U.S. Dollars (US$250) per hour. In the event Services are not requested by Licensee, or less than eight (8) hours of Services have been provided, in any month for which payment has been received, the remainder of such fees shall credited to Licensee's account and shall be applied to any hourly fees incurred by Licensee which have accrued and are unpaid on the last day of such month or are thereafter incurred during the original or any renewal Service Period. Any over-payment balance in Licensee's account at the end of the Service Period will be returned to Licensee.

     3. All Services shall be provided at Licensor's facilities located at 3636 Nobel Drive, Suite 275, San Diego, California 92122 unless otherwise agreed by the parties. Licensee shall be responsible for providing all tooling required by Licensor in rendering the Services.

     The terms and conditions of this Addendum shall be deemed to constitute part of the Agreement and, except as provided herein, are subject to all of the terms and conditions of the Agreement.







     LICENSOR

     PATH 1 NETWORK TECHNOLOGIES INC.


     By: -------------------------------------


     Title: -------------------------------------


     Date: --------------------------------------

     LICENSEE

     VISIONARY SOLUTIONS, INC.

     By: ----------------------------------------


     Title: --------------------------------


     Date: --------------------------------------